                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

      [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000
                          -----------------

                                       OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  _______________________ to _____________________
Commission file number 0-22474
                       -------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   American Business Credit, Inc. 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   American Business Financial Services, Inc.
                   111 Presidential Blvd.
                   Bala Cynwyd, PA  19004


                      Index to Exhibits appears on page 14



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                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                                        Contents
--------------------------------------------------------------------------------




                   AMERICAN BUSINESS CREDIT, INC. 401(K) PLAN

                          INDEX TO FINANCIAL STATEMENTS

        Independent Auditors' Report                                           3

        Financial Statements
            Statements of Net Assets Available for Benefits                    4
            Statement of Changes in Net Assets Available for Benefits          5

        Notes to Financial Statements                                       6-11

        Supplemental schedule
            Schedule of Assets Held for Investment Purposes at End of Year    12

Independent Auditors' Report

The Participants and Administrator of the American Business Credit, Inc.
401(k) Plan
Bala Cynwyd, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the American Business Credit, Inc. 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000 and the supplemental schedule. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman LLP
BDO Seidman LLP

October 5, 2001

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                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                 Statements of Net Assets Available for Benefits
--------------------------------------------------------------------------------


December 31+,                                              2000         1999
-------------------------------------------------------------------------------

Assets

Investments, at fair value
     ML Ready Asset Trust                              $       --    $  496,844
     Oppenheimer Cash Reserves A                        1,999,935            --
     Mutual funds (Note 3)                              4,450,187     5,296,109
     Common stock
         American Business Financial Services, Inc.       136,225        62,328
     Participant loans                                    232,273       139,302
     Overdraft                                                 --        (2,781)
-------------------------------------------------------------------------------

Total investments                                       6,818,620     5,991,802
-------------------------------------------------------------------------------

Receivables
     Employer                                               7,882        10,333
     Participants                                          48,084        56,107
     Accrued income                                            --         1,222
-------------------------------------------------------------------------------

Total receivables                                          55,966        67,662
-------------------------------------------------------------------------------

Net assets available for benefits                      $6,874,586    $6,059,464
===============================================================================

                                See accompanying notes to financial statements.

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                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                       Statement of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------


Year ended December 31,                                                2000
-------------------------------------------------------------------------------

Additions
     Investment income (loss)
         Interest income
              Money market funds                                   $   127,690
              Participant loans                                         12,509
         Dividend income                                               107,052
         Net unrealized (loss) on common stock                          (8,162)
         Net realized (loss) on sale of investments                   (788,024)
         Net investment (loss) from mutual funds                       (29,685)
------------------------------------------------------------------------------

     Total investment (loss)                                          (578,620)
------------------------------------------------------------------------------

     Contributions
         Participants                                                2,047,435
         Employer                                                      307,636
------------------------------------------------------------------------------

     Total contributions                                             2,355,071
------------------------------------------------------------------------------

Total additions                                                      1,776,451
------------------------------------------------------------------------------

Deductions
     Benefits paid                                                     959,329
     Administrative expenses                                             2,000
------------------------------------------------------------------------------

Total deductions                                                       961,329
------------------------------------------------------------------------------

Net increase                                                           815,122

Net assets available for benefits at beginning of year               6,059,464
------------------------------------------------------------------------------

Net assets available for benefits at end of year                   $ 6,874,586
==============================================================================

                               See accompanying notes to financial statements.

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements
--------------------------------------------------------------------------------


1.      Description                The American Business Credit, Inc. 401(k)
                                   Plan (the "Plan") is a defined of Plan
                                   contribution plan established in 1995, which provides retirement benefits to employees of American Business Credit, Inc. (the
                                   "Company"), a subsidiary of American Business
                                   Financial Services, Inc. The Plan is subject to the provisions of the Employee Retirement
                                   Income Security Act of 1974 (ERISA). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

                                   Eligibility

                                   Employees of the Company who have one year of service and are at least 21 years of age are eligible to participate in the Plan. Effective May 2001, the Plan was amended to reduce the service requirement for eligibility to 30 days.

                                   Contributions

                                   Participants may contribute an amount of pretax annual compensation, as defined by the Plan, up to the maximum allowed by the Internal Revenue Code (the "Code"). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

                                   The Company may make employer-matching
                                   contributions equal to a percentage of each participant's elective deferral in an amount not to exceed 5% of the participant's compensation. The employer, in its sole discretion, determines from year to year the amount of such matching contribution, if any.

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements
--------------------------------------------------------------------------------


                                   The Company, at the sole discretion of its Board of Directors, may contribute an annual profit sharing amount to the Plan. The contribution is allocated to all participants in proportion to their compensation.

                                   Participant Accounts

                                   Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                   Vesting

                                   Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after two years of credited service, upon attainment of normal retirement date or upon death or total disability.

                                   Investment Options

                                   Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of thirteen investment options as follows:

                                   o   American Business Financial Services,
                                       Inc. Common Stock
                                   o   Franklin Small Cap Growth A
                                   o   Franklin Mutual Qualified A
                                   o   Oppenheimer Champion Income A

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements
--------------------------------------------------------------------------------


                                   o   Oppenheimer Global Growth & Income A
                                   o   Oppenheimer U.S. Government A
                                   o   Oppenheimer Quest Balanced Value A
                                   o   Oppenheimer Growth A
                                   o   Oppenheimer Capital Appreciation A
                                   o   Oppenheimer Main Street Growth & Income A
                                   o   Oppenheimer MidCap A
                                   o   Oppenheimer Cash Reserves A
                                   o   Oppenheimer International Growth A

                                   Participant Loans

                                   Participants may borrow from their fund
                                   accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their respective vested account balances. Loan terms range from one to five years, with an interest rate equal to the prime rate when the loan is originated plus 1%.

                                   Payment of Benefits

                                   On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested value of his or her account, or may elect to have any portion of the eligible rollover distribution paid into an IRA or another employer plan.

                                   Plan Termination

                                   Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan, subject to the provisions of ERISA. In the event of plan termination, participants' accounts will become fully vested and nonforfeitable.

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements
--------------------------------------------------------------------------------


                                   Administrative Expenses

                                   Substantially all administrative and
                                   operating costs of the Plan are paid by the Company.

2.      Summary of                 Basis of Accounting
        Significant
        Accounting                 The financial statements of the Plan are
        Policies                   prepared under the accrual method of
                                   accounting.

                                   Use of Estimates

                                   The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

                                   Asset Valuation and Income Recognition

                                   Investments are stated at market value based upon quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                                   Participant loans are recorded at cost, which approximates market value.

                                   Payment of Benefits

                                   Benefits are recorded when paid.

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                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements
--------------------------------------------------------------------------------


3.      Investments                The following details the Plan's investments
                                   in mutual funds:

                                   December 31,                                           2000             1999
                                   ----------------------------------------------------------------------------
                                   ML Fundamental Growth Fund                    $          --    $   1,549,734
                                   GAM International Fund                                   --          320,555
                                   MFS Emerging Growth Fund                                 --          378,517
                                   ML Capital Fund                                          --          741,476
                                   ML S&P 500 Index Fund                                    --          956,700
                                   ML Small Cap Index Fund                                  --           85,457
                                   ML Aggregate                                             --           22,197
                                   ML International Index                                   --          201,494
                                   ML Federal Securities Trust                              --          147,984
                                   Davis New York Venture Fund Inc.                         --          891,995
                                   Franklin Small Cap Growth A                         252,120               --
                                   Mutual Qualified A                                   83,694               --
                                   Oppenheimer Champion Income A                        80,928               --
                                   Oppenheimer Global Growth & Income A                658,955               --
                                   Oppenheimer U.S. Government A                       114,794               --
                                   Oppenheimer Quest Balanced Value A                  198,827               --
                                   Oppenheimer Growth A                                547,967               --
                                   Oppenheimer Capital Appreciation A                  677,011               --
                                   Oppenheimer Main Street Growth &
                                           Income A                                    857,884               --
                                   Oppenheimer MidCap A                                750,995               --
                                   Oppenheimer International Growth A                  227,012               --
                                   ----------------------------------------------------------------------------

                                                                                 $   4,450,187    $   5,296,109
                                   ============================================================================

4.      Related Party              For the period January 1, 2000 through
        Transactions               November 30, 2000, the Plan's investments
                                   were in separate accounts managed by Merrill
                                   Lynch, the Trustee of the Plan for part of the year. Therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for these investment management services approximated $2,000 for the year ended December 31, 2000.

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                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements
--------------------------------------------------------------------------------


5.      Income Tax                 Through November 30, 2000, the Plan was an
        Status                     adoptor of the Merrill Lynch Special
                                   Prototype Defined Contribution Plan and
                                   Trust.

                                   On December 1, 2000, the Plan adopted the
                                   Universal Pensions, Inc. prototype Defined
                                   Contribution Basic Plan Document 04. The prototype sponsor received a determination from the Internal Revenue, dated October 21, 1998 that the Plan was in compliance with the applicable requirements of the Internal Revenue Code.

                                   The Plan document has been amended since initial adoption. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

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                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements
--------------------------------------------------------------------------------


December 31,                                                                                                 2000
-------------------------------------------------------------------------------------------------------------------

 (a)                   (b)                                    (c)                         (d)              (e)

                Identity of Issue,
           Borrower, Lessor or Similar                                                                    Current
                      Party                        Description of Investment              Cost              Value
-------------------------------------------------------------------------------------------------------------------

          Franklin                           Small Cap Growth A                            a       $      252,120
          Franklin                           Mutual Qualified A                            a               83,694
          Oppenheimer                        Champion Income A                             a               80,928
          Oppenheimer                        Global Growth & Income A                      a              658,955
          Oppenheimer                        U.S. Government A                             a              114,794
          Oppenheimer                        Quest Balanced Value A                        a              198,827
          Oppenheimer                        Growth A                                      a              547,967
          Oppenheimer                        Capital Appreciation A                        a              677,011
          Oppenheimer                        Main Street Growth & Income A                 a              857,884
          Oppenheimer                        MidCap A                                      a              750,995
          Oppenheimer                        Cash Reserves A                               a            1,999,935
          Oppenheimer                        International Growth A                        a              227,012
*         American Business                  Common Stock                                  a              136,225
               Financial Services, Inc.
          Participant loans                  8.25% - 10.5%                           $    232,273         232,273

a  The cost of participant-directed investments is not required to be disclosed.
*  Party-in-interest

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Exhibits:

         The following exhibits are filed herewith.



Regulation S-K Exhibit No.          Description
--------------------------          ------------

         23.1                       Consent of BDO Seidman LLP

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                                   SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            AMERICAN BUSINESS
                                            CREDIT, INC. 401(K) PLAN
                                            --------------------------
                                                  (Name of Plan)

Date:    October 17, 2001              By:  /s/ Albert W. Mandia
                                            --------------------------------
                                            Albert W. Mandia, Trustee

Date:    October 17, 2001              By:  /s/ Stephen M. Giroux
                                            --------------------------------
                                            Stephen M. Giroux, Trustee

Date:    October 17, 2001              By:  /s/ John Baran
                                            --------------------------------
                                            John Baran, Trustee

                                  EXHIBIT INDEX


Regulation S-K Exhibit No.                  Description
--------------------------                  -----------

         23.1                               Consent of BDO Seidman LLP